UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

September 2010

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar

01419-908, São Paulo, SP, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☑    Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes   ☐    No   ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes   ☐    No   ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐    No   ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

FIBRIA CELULOSE S.A.
A public held company
CNPJ/MF nº 60.643.228/0001-21
NIRE 35.300.022.807

MINUTES OF THE FISCAL COUNCIL MEETING
HELD ON SEPTEMBER 13, 2010

Date, Time, Place:  The Fiscal Council of Fibria Celulose S.A. met on September 13, 2010 at 11:00 a.m. at the Company’s headquarters.  Attendance:  João Carlos Hopp, José Ecio Pereira da Costa Junior, Sergio Ricardo Lopes De Farias.  Presiding: JOÃO CARLOS HOPP – Meeting Chairman; Osvaldo Ayres Filho – Secretary.  Agenda:  Discussion of the merger of ALÍCIA PAPÉIS S.A. into the Company, with: (a) the examination, discussion and vote on the Protocol and Justification of the Merger of Alícia Papéis S.A. into the Company; and (b) the examination, discussion and vote on the Expert Assessment Report on the Net Assets of Alícia Papéis S.A. Unanimous resolutions:  Having examined the terms of the Protocol and Justification of the Merger of Alícia Papéis S.A. into the Company and the Expert Assessment Report on the Net Assets of Alícia Papéis S.A., the Councilors manifested themselves in favor of merging Alícia Papéis S.A. into the Company.

Closure, Drafting and Signature of the Minutes:  There being nothing more to be addressed, the meeting was suspended for the time necessary to draft these minutes, which, having been read, checked and found to be accurate, were signed by all presents. (sig) JOÃO CARLOS HOPP – Meeting Chairman; Osvaldo Ayres Filho – Meeting Secretary.  Councilors: JOÃO CARLOS HOPP, JOSÉ ECIO PEREIRA DA COSTA JUNIOR, SERGIO RICARDO LOPES DE FARIAS.

I certify that this is a copy of the Company’s original.

Osvaldo Ayres Filho
Secretary

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APPENDIX I
FISCAL COUNCIL OPINION

The Fiscal Council of FIBRIA CELULOSE S.A. (the “Company”), in the use of its legal duties, including as conferred in item III of article 163 of Law nº 6.404/76, in a meeting held on this date, having examined the terms of (i) the Protocol and Justification of the Merger of Alícia Papéis S.A. into the Company; and (ii) the Expert Assessment Report of the Net Worth of Alícia Papéis S.A., as presented by the Company’s administration.  Based on the documents examined and on the clarifications by Company representatives, regarding the aspects of legality and regularity, this Fiscal Council manifests itself in favor of submitting, for deliberation at the Extraordinary Shareholders’ General Meeting, the materials and conditions analyzed  herein, in the understanding that they further the corporate interests.

São Paulo, September 13, 2010. JOÃO CARLOS HOPP JOSÉ ÉCIO PEREIRA DA COSTA JUNIOR SERGIO RICARDO LOPES DE FARIAS

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: September 16, 2010	By:	/s/ Joao Elek
	Name:	Joao Elek
	Title:	CFO and IRO

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